# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZenaTech, Inc., CIK 0001997403
CUSIP: 98936T208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002109965
Persons authorized to receive notices and communications: Kurt Patrick Kluber, 929 Garfield Ave., Aurora, Illinois (IL), 60506, 630-770-8899

## Reporting persons
- Jennings Family Investments, Inc. (CIK 0002109965): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 5,747,437; shared voting power 0; sole dispositive power 5,747,437; shared dispositive power 0; aggregate amount beneficially owned 5,747,437 (9.9% of the class)
  Comment: (1) Consists of 5,248,526 shares of common stock held directly and 498,911 shares of common stock issuable upon conversion of a convertible line of credit issued by the Reporting Person to ZenaTech, Inc. Number of shares reported as of March 6, 2026.
  
  (2) Based on 57,710 885 shares of common stock of ZenaTech, Inc. outstanding on March 6, 2026 and 498,911 shares of common stock issuable upon conversion of the convertible line of credit issued by the Reporting Person to ZenaTech, Inc. within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ZenaTech, Inc.
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4

## Item 2. Identity and Background
Name of person filing: Jennings Family Investments, Inc. - This statement on Schedule l3D is filed by Jennings Family Investments, Inc. (the "Reporting Person") subsequent to the exercise of conversion rights under a convertible line of credit issued by the Reporting Person to the Issuer in October 2024.
Residence or business address: 929 GARFIELD AVE., AURORA, ILLINOIS 60506 - The Reporting Person is organized under the laws of the State of Illinois and its business address is 929 Garfield Ave., Aurora, IL 60506.
Present principal occupation or employment: The Reporting Person is in the business of finance.
Criminal convictions in the last five years: During the past five years, neither the Reporting Person nor any of its directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor any of its directors or officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: State of Illinois

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting person partially converted amounts outstanding under a convertible line of credit issued by the Reporting person to the Issuer in October 2024. See Section 5(c) below for more information.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Issuer's common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person holds an aggregate of 5,291,000 shares of common stock of the Issuer, and 498,911 shares of common stock issuable upon conversion of the convertible line of credit issued by the Reporting Person to the Issuer within 60 days, representing approximately 9.9% of the Issuer's outstanding shares of common stock on a partially diluted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares. See Schedule A which is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On December 1, 2025, the Reporting Person acquired 2,500,000 shares of common stock of the Issuer upon the conversion of $5,940,000 outstanding under a convertible line of credit issued by the Reporting Person to the Issuer in October 2024 at a price of $2.3760 per share.

On February 6, 2026, the Reporting Person acquired 1,440,000 shares of common stock of the Issuer upon the conversion of $3,070,080 outstanding under a convertible line of credit issued by the Reporting Person to the Issuer in October 2024 at a price of $2.1320 per share.

On February 25, 2026, the Reporting Person acquired 1,400,000 shares of common stock of the Issuer upon the conversion of $2,844,800 outstanding under a convertible line of credit issued by the Reporting Person to the Issuer in October 2024 at a price of $2.0320 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A - Information about Directors, Officers and Control Persons of the Reporting Person.

## Signatures
- Jennings Family Investments, Inc.: Kurt P. Kluber, President (03/06/2026)